Prospectus Supplement No. 2	Filed Pursuant to Rule 424(b)(3)
(To Post-Effective Amendment No. 2 to	Registration No. 333-186128
Registration Statement on Form S-1 Dated June 19, 2013)

Community Financial Shares, Inc.

Up to 19,684,700 Shares of Common Stock

This prospectus supplement relates to the offer and sale from time to time of up to 19,684,700 shares of common stock of Community Financial Shares, Inc., a Maryland corporation (the “Company”), by the selling stockholders named in the prospectus (the “Prospectus”) included in Registration Statement No. 333-186128. You should read this prospectus supplement in conjunction with the Prospectus, and this prospectus supplement is qualified in its entirety by reference to the Prospectus, except to the extent that the information contained in this prospectus supplement supersedes or supplements the information contained in the Prospectus.

The information contained herein supplements the information in the Prospectus by including our unaudited financial statements for the three and six months ended June 30, 2013, as well as the other information included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (the “Form 10-Q”). The text of the Form 10-Q is attached hereto.

Investing in our common stock involves risks, including the possible loss of principal. See “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 14, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0-51296

COMMUNITY FINANCIAL SHARES, INC.

(Exact name of registrant as specified in its charter)

Maryland	36-4387843
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

357 Roosevelt Road Glen Ellyn, Illinois	60137
(Address of principal executive offices)	(Zip Code)

(630) 545-0900

(Registrant’s telephone number, including area code)

None

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☐ (Do not check if a smaller reporting company)	Smaller Reporting Company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at August 6, 2013
Common Stock, $0.01 par value per share	6,268,688 shares

Form 10-Q Quarterly Report

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

COMMUNITY FINANCIAL SHARES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	June 30, 2013	December 31, 2012
	(Unaudited)
ASSETS
Cash and due from banks	$3,696	$4,875
Interest-bearing deposits	32,103	66,146

Cash and cash equivalents	35,799	71,021
Interest-bearing time deposits	1,941	1,941
Securities available for sale	87,824	47,588
Loans held for sale	3,777	7,230
Loans, less allowance for loan losses of $2,434 and $3,032 at June 30, 2013 and December 31, 2012, respectively	194,960	194,391
Foreclosed assets, net	7,031	9,012
Federal Home Loan Bank stock	926	926
Premises and equipment, net	14,454	14,724
Cash value of life insurance	6,536	6,421
Interest receivable and other assets	3,359	1,922

Total assets	$356,607	$355,176

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$327,041	$317,204
Federal Home Loan Bank advances	4,500	9,000
Subordinated debentures	3,609	3,609
Interest payable and other liabilities	2,728	3,011

Total liabilities	337,878	332,824
Commitments and contingent liabilities
Shareholders’ equity
Common stock - $0.01 and no par value, 75,000,000 shares authorized; 6,243,688 and 5,560,567 shares issued and outstanding	—	—
Preferred stock - $1.00 par value, $100 liquidation preference 1,000,000 shares authorized; 194,847 and 196,847 shares issued and outstanding	195	197
Paid-in capital	26,761	26,270
Accumulated deficit	(7,135)	(4,346)
Accumulated other comprehensive income (loss)	(1,092)	231

Total shareholders’ equity	18,729	22,352

Total liabilities and shareholders’ equity	$356,607	$355,176

See Notes to Condensed Consolidated Financial Statements

COMMUNITY FINANCIAL SHARES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Three and Six Months Ended June 30, 2013 and 2012

(In thousands, except share and per share data)

(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2013	2012	2013	2012
Interest and dividend income
Interest and fees on loans	$2,671	$2,758	$5,275	$5,570
Securities:
Taxable	278	243	513	469
Exempt from federal income tax	73	94	115	201
Other interest income	36	42	79	79

Total interest and dividend income	3,058	3,137	5,982	6,319
Interest expense
Deposits	367	451	769	917
Federal Home Loan Bank advances and other borrowed funds	26	97	64	197
Subordinated debentures	17	19	35	39

Total interest expense	410	567	868	1,153

Net interest income	2,648	2,570	5,114	5,166
Provision for loan losses	270	777	1,300	957

Net interest income after provision for loan losses	2,378	1,793	3,814	4,209
Non-interest income
Service charges on deposit accounts	85	94	171	191
Gain on sale of loans	289	184	771	380
Gain on sale of securities	48	141	55	141
Write-down on other real estate owned	(23)	(232)	(865)	(424)
Gain/(Loss) on sale of foreclosed assets	(18)	5	(338)	5
Other non-interest income	253	284	482	545

Total non-interest income	634	476	276	838

Non-interest expense
Salaries and employee benefits	1,520	1,408	3,116	2,813
Net occupancy and equipment expense	328	318	655	649
Data processing expense	338	312	669	612
Advertising and promotions	36	79	90	138
Professional fees	397	270	714	524
FDIC insurance premiums	206	297	412	593
Other real estate owned expenses	158	165	320	272
Other operating expenses	408	371	757	699

Total non-interest expense	3,391	3,220	6,733	6,300

Loss before income taxes	(379)	(951)	(2,643)	(1,253)
Income taxes	101	(63)	146	(27)

Net loss	(480)	(888)	(2,789)	(1,226)

Preferred stock dividend and accretion	—	(113)	—	(225)

Net loss available to common shareholders	$(480)	$(1,001)	$(2,789)	$(1,451)

Loss per share
Basic	$(0.08)	$(0.80)	$(0.48)	$(1.16)
Diluted	$(0.08)	$(0.80)	$(0.48)	$(1.16)
Average shares outstanding basic	6,116,215	1,245,267	5,847,934	1,245,267
Average shares outstanding diluted	6,116,215	1,245,267	5,847,934	1,245,267
Dividends per share	$0.00	$0.00	$0.00	$0.00

See Notes to Condensed Consolidated Financial Statements

COMMUNITY FINANCIAL SHARES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Three and Six Months Ended June 30, 2013 and 2012

(In thousands, except share and per share data)

(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2013	2012	2013	2012
Net loss	$(480)	$(888)	$(2,789)	$(1,226)
Other comprehensive loss:
Unrealized holding gains/(losses) arising during the period:
Unrealized net gains/(losses)	(1,995)	304	(2,104)	210
Related income tax benefit/(expense)	774	(114)	816	(78)

Net unrealized gains/(losses)	(1,221)	190	(1,288)	132
Less: reclassification adjustment for net gains realized during the period
Realized net gains	48	141	55	141
Related income tax expense	(17)	(51)	(20)	(51)

Net realized gains	31	90	35	91

Other comprehensive income/(loss)	(1,252)	100	(1,323)	42

Comprehensive loss	$(1,732)	$(778)	$(4,112)	$(1,184)

See Notes to Condensed Consolidated Financial Statements

COMMUNITY FINANCIAL SHARES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Six Months Ended June 30, 2013 and 2012

(In thousands, except share and per share data)

(Unaudited)

	Number of Common Shares	Preferred Stock	Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total Shareholders’ Equity
Balance at January 1, 2013	5,560,567	$197	$26,270	$(4,346)	$231	$22,352
Net loss	—	—	—	(2,789)	—	(2,789)
Other comprehensive loss	—	—	—	—	(1,323)	(1,323)
Net proceeds of rights offering	483,121	—	483	—	—	483
Preferred stock conversion to common	200,000	(2)	2	—	—	—
Amortization of stock option expense	—	—	6	—	—	6
Balance at June 30, 2013	6,243,688	$195	$26,761	$(7,135)	$(1,092)	$18,729

Balance at January 1, 2012	1,245,267	$7	$12,033	$(5,407)	$617	$7,250
Net loss	—	—	—	(1,226)	—	(1 226)
Other comprehensive income	—	—	—	—	42	42
Preferred stock dividends (5%)	—		—	(190)	—	(190)
Discount on preferred stock	—	—	35	(35)	—	—
Amortization of stock option expense	—	—	8	—	—	8

Balance at June 30, 2012	1,245,267	$7	$12,076	$(6,858)	$659	$5,884

See Notes to Condensed Consolidated Financial Statements

COMMUNITY FINANCIAL SHARES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2013 and 2012

(In thousands)

(Unaudited)

	Six Months
	Ended June 30,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,789)	$(1,226)
Adjustments to reconcile net loss to net cash from (used in) operating activities
Amortization on securities, net	273	109
Depreciation	310	327
Provision for loan losses	1,300	957
Gain on sale of securities	(55)	(141)
Write-down on other real estate owned	865	424
(Gain)/loss on sale of foreclosed assets	338	(5)
Gain on sale of loans	(771)	(380)
Originations of loans for sale	(29,805)	(18,897)
Proceeds from sales of loans	34,029	19,276
Compensation cost of stock options	6	8
Change in cash value of life insurance	(115)	(121)
Change in interest receivable and other assets	(939)	(3,324)
Change in interest payable and other liabilities	(283)	553

Net cash from (used in) operating activities	2,364	(2,440)
CASH FLOWS FROM INVESTING ACTIVITIES
Net change in interest-bearing time deposits	—	1,245
Purchases of securities available for sale	(57,868)	(26,193)
Proceeds from maturities and calls of securities available for sale	7,192	13,659
Proceeds from sales of securities available for sale	8,063	4,392
Proceeds from Federal Home Loan Bank stock redemption	—	2,892
Proceeds from sale of other real estate owned	3,057	281
Net change in loans	(3,810)	3,230
Property and equipment expenditures, net	(40)	(186)

Net cash used in investing activities	(43,406)	(680)
CASH FLOWS FROM FINANCING ACTIVITIES
Change in:
Non-interest bearing and interest-bearing demand deposits and savings	9,303	8,807
Certificates and other time deposits	534	2,348
Proceeds of rights offering	483	—
Repayments of borrowings	(4,500)	—

Net cash from financing activities	5,820	11,155

Change in cash and cash equivalents	(35,222)	8,035
Cash and cash equivalents at beginning of period	71,021	44,258

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$35,799	$52,293

Supplemental disclosures
Interest paid	$868	$1,100
Income taxes paid	—	—
Transfers from loans to foreclosed assets	1,941	2,053

See Notes to Condensed Consolidated Financial Statements

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table dollars in thousands)

June 30, 2013 and 2012

NOTE 1 – BASIS OF PRESENTATION

The accounting policies followed in the preparation of the interim condensed consolidated financial statements included in this Quarterly Report on Form 10-Q are consistent with those used in the preparation of annual consolidated financial statements. The interim condensed consolidated financial statements reflect all normal and recurring adjustments, which are necessary, in the opinion of management of Community Financial Shares, Inc. (the “Company”), for a fair statement of results for the interim periods presented. Results for the three and six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013 or any other period.

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for the interim financial period and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 29, 2013. The condensed consolidated balance sheet of the Company as of December 31, 2012 has been derived from the audited consolidated balance sheet as of that date.

NOTE 2 – LOSS PER SHARE

The following is an analysis of the Company’s basic and diluted loss per common share, reflecting the application of the two-class method as of June 30, 2013:

	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013
Net loss available for distribution	$(480)	$(2,789)
Dividends and undistributed loss allocated to participating securities	—	—

Loss attributable to common shareholders	$(480)	$(2,789)

Average common shares outstanding for basic earnings per share	6,116,215	5,847,934
Effect of dilutive convertible preferred stock	—	—
Effect of dilutive stock options	—	—

Average common and common-equivalent shares for dilutive earnings per share	6,116,215	5,847,934

Basic	$(0.08)	$(0.48)
Diluted	$(0.08)	$(0.48)

The Company’s preferred shareholders are eligible to participate in dividends as the common shareholders.

The following are the factors used in the loss per share common share computation for the three and six months ended June 30, 2012:

	Three Months June 30, 2012	Six Months June 30, 2012
Basic
Net loss	$(888)	$(1,226)
Less: Accretion of discount on preferred stock	(18)	(35)
Dividends on preferred stock	(95)	(190)

Net loss available to common shareholders	$(1,001)	$(1,451)

Weighted-average common shares outstanding	1,245,267	1,245,267

Basic loss per share	$(0.80)	$(1.16)

Diluted
Net loss	$(888)	$(1,226)
Less: Accretion of discount on preferred stock	(18)	(35)
Dividends on preferred stock	(95)	(190)

Net loss available to common shareholders	$(1,001)	$(1,451)

Weighted-average common shares outstanding for basic loss per share	1,245,267	1,245,267
Add dilutive effects of assumed exercise of stock options	—	—

Average shares and dilutive potential common shares	1,245,267	1,245,267

Diluted loss per share	$(0.80)	$(1.16)

There were 25,280 and 31,330 anti-dilutive shares at June 30, 2013 and 2012, respectively.

NOTE 3 – CAPITAL ADEQUACY AND REGULATORY AND SUPERVISORY MATTERS

At the dates indicated, the capital ratios of Community Bank-Wheaton/Glen Ellyn (the “Bank”), the wholly owned subsidiary of the Company, were as follows:

	June 30, 2013		December 31, 2012
	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$25,555	11.4%	$28,321	12.6%
Tier I capital (to risk-weighted assets)	23,121	10.3%	25,514	11.4%
Tier I capital (to average assets)	23,121	6.7%	25,514	7.7%

At June 30, 2013, regulatory approval is required for all dividend declarations by both the Bank and the Company.

The Bank is subject to regulatory capital requirements administered by federal banking agencies. In addition to the capital adequacy guidelines set forth below, the Bank entered into a Stipulation and Consent to the Issuance of a Consent Order with the Federal Deposit Insurance Corporation (the “FDIC”) and the Illinois Department of Financial and Professional Regulation (the “IDFPR”) on January 21, 2011, whereby the Bank consented to the issuance of a Consent Order (the “Order”) by the FDIC and IDFPR, without admitting or denying that grounds exist for the FDIC and IDFPR to initiate an administrative proceeding against the Bank. The Order will remain in effect until modified or terminated by the FDIC and IDFPR.

Among other things, the Order required the Bank to achieve Tier 1 capital at least equal to 8% of total assets and total capital at least equal to 12% of risk-weighted assets within 120 days. On November 13, 2012, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which the Company issued to investors in a private placement offering an aggregate of 4,315,300 shares of common stock at $1.00 per share, 133,411 shares of Series C Convertible Noncumulative Perpetual Preferred Stock (“Series C Preferred Stock”) at $100.00 per share, 56,708 shares of Series D Convertible Noncumulative Perpetual Preferred (“Series D Preferred Stock”) Stock at $100.00 per share and 6,728 shares of Series E Convertible Noncumulative Perpetual Preferred Stock (“Series E Preferred Stock”) at $100.00 per share (the “Investment”). The closing of the Investment occurred on December 21, 2012.

The consummation of the Investment permitted us to repay a $1.3 million loan facility with an independent third party bank for $900,000 and to redeem, for $3.7 million, $6.9 million of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) and Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”) issued to the U.S. Department of the Treasury (the “Treasury”), as well as accrued interest and dividends thereon, in connection with the Treasury’s Troubled Asset Relief Program (“TARP”) such repurchase of Series A Preferred Stock and Series B Preferred Stock, while also contributing $18.5 million in proceeds to the Bank.

As a result of the investment, the Banks’s Tier 1 ratio was 7.7% and the Bank’s Risk-based capital ratio was 12.6% as of December 31, 2012. In addition, on March 28, 2013, the Company sold 483,121 shares of common stock at $1.00 per share in a rights offering (the “Rights Offering”) in accordance with the terms of the Securities Purchase Agreement. As a result of these capital infusions, the Bank’s Tier 1 ratio was 6.7% and the Bank’s Total Risk-based capital ratio was 11.4% as of June 30, 2013.

Under the Securities Purchase Agreement, certain purchasers were permitted to purchase additional shares of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, as applicable, in a subsequent second closing to the extent their ownership interests in the Company were diluted by the issuance of shares in the Rights Offering. On July 17, 2013, the Company consummated the second closing, pursuant to which it issued to two investors an aggregate of 1,192 shares of Series C Preferred Stock at $100.00 per share and 1,385 shares of Series D Preferred Stock at $100.00 per share for gross proceeds of $257,700. Including the second closing, gross proceeds of the Investment and the Rights Offering totaled $24.7 million.

Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If undercapitalized, capital distributions are limited, as are asset growth and expansion, and plans for capital restoration are required.

NOTE 4 - SECURITIES AVAILABLE FOR SALE

The fair value of securities available for sale at June 30, 2013 and December 31, 2012 are as follows:

	June 30, 2013
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U. S. government agencies	$11,645	$—	$(828)
State and political subdivisions	12,227	56	(379)
Mortgage-backed securities – Government sponsored entities	57,530	189	(752)
Preferred stock	19	16	—
SBA guaranteed	6,403	4	(89)

	$87,824	$265	$(2,048)

	December 31, 2012
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U. S. government agencies	$21,430	$29	$(67)
State and political subdivisions	2,909	72	—
Mortgage-backed securities – GSE residential	22,975	338	(20)
Preferred stock	37	22	—
SBA guaranteed	237	3	(1)

	$47,588	$464	$(88)

Securities classified as U. S. government agencies include notes issued by government-sponsored enterprises such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, and the Federal Home Loan Bank. The SBA-guaranteed securities are pools of loans guaranteed by the Small Business Administration.

The following tables show gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2013 and December 31, 2012:

	June 30, 2013
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U. S. government agencies	$11,645	$(828)	$—	$—	$11,645	$(828)
State and political subdivisions	9,238	(379)	—	—	9,238	(379)
Mortgage-backed securities – GSE	43,600	(752)	—	—	43,600	(752)
SBA guaranteed	5,659	(89)	—	—	5,659	(89)

Total temporarily impaired securities	$70,142	$(2,048)	$—	$—	$70,142	$(2,048)

	December 31, 2012
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$11,406	$(67)	$—	$—	$11,406	$(67)
Mortgage-backed securities – GSE residential	3,637	(20)	14	—	3,651	(20)
SBA Guaranteed	—	—	25	(1)	25	(1)

Total temporarily impaired securities	$15,043	$(87)	$39	$(1)	$15,082	$(88)

Unrealized gains and losses within the investment portfolio are determined to be temporary. The Company performed an evaluation of its investments for other than temporary impairment and there was no impairment identified during the six months ended June 30, 2013. The entire portfolio is classified as available for sale, however, management has no specific intent to sell any securities, and it is more likely than not that the Company will not have to sell any security before recovery of its amortized cost basis.

The fair values of securities available for sale at June 30, 2013, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity are shown separately.

	Amortized Cost	Fair Value
Due in one year or less	$329	$331
Due after one year through five years	1,450	1,444
Due after five years through ten years	7,675	7,435
Due after ten years	15,568	14,662
Mortgage-backed securities	58,093	57,530
SBA guaranteed	6,488	6,403
Preferred stock	4	19

	$89,607	$87,824

Securities with a carrying value of approximately $21.1 million at June 30, 2013 were pledged to secure public deposits and Federal Home Loan Bank advances as well as for other purposes as required or permitted by law.

Sales activities for securities for the three and six months ended June 30, 2013 and 2012 are shown in the following table:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
Sales proceeds	$59	$4,392	$8,063	$4,392
Gross gains on sales	48	141	55	141

NOTE 5 – LOANS

Loans and Loan Income: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances as adjusted for unearned income, charge-offs, the allowance for loan losses, any unamortized deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Allowance for Loan Losses: The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company’s internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Groups of loans with similar risk characteristics are collectively evaluated for impairment based on the group’s historical loss experience adjusted for changes in trends, conditions and other relevant factors that affect repayment of the loans. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment measurements, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

The Company has a geographic concentration of loan and deposit customers within the Chicago metropolitan area. Most of the loans are secured by specific items of collateral including commercial and residential real estate and other business and consumer assets. Commercial loans are expected to be repaid from cash flow from operations of businesses.

Loans consisted of the following at June 30, 2013 and December 31, 2012, respectively:

	June 30,	December 31,
	2013	2012
Real estate
Commercial	$101,200	$96,588
Construction	3,801	3,615
Residential	22,041	20,875
Home equity	46,888	50,444

Total real estate loans	173,930	171,522
Commercial	21,934	24,388
Consumer	1,335	1,313

Total loans	197,199	197,223
Deferred loan costs, net	195	200
Allowance for loan losses	(2,434)	(3,032)

Loans, net	$194,960	$194,391

The risk characteristics of each loan portfolio segment are as follows:

Commercial

Commercial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial Real Estate

These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. As a general rule, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans.

Construction

Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based on estimates of costs and value associated with the completed project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Residential and Consumer, including Home Equity Lines of Credit (HELOC)

With respect to residential loans that are secured by one-to-four family residences and are generally owner occupied, the Company generally establishes a maximum loan-to-value ratio and may require private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in one-to-four family residences, and consumer loans are secured by consumer assets such as automobiles or recreational vehicles. Some consumer loans are unsecured such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Policy for charging off loans:

Management’s general practice is to proactively charge down loans individually evaluated for impairment to the fair value of the underlying collateral.

Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible. The Company’s policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined.

For all loan portfolio segments except one-to-four family residential loans and consumer loans, the Company promptly charges-off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower’s ability to adequately meet its obligations. For impaired loans that are considered to be solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges-off one-to-four family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by applicable regulatory guidance which provides for the charge-down of one-to-four family first and junior lien mortgages to the net realizable value less costs to sell when the loan is 180 days past due, charge-off of unsecured open-end loans when the loan is 180 days past due, and charge down to the net realizable value when other secured loans are 120 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well-secured and in the process of collection, such that collection will occur regardless of delinquency status, need not be charged off.

Policy for determining delinquency:

The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

Period utilized for determining historical loss factors:

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the prior three years. Management believes the three year historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed.

Policy for recognizing interest income on impaired loans:

Interest income on loans individually classified as impaired is recognized on a cash basis after all past due and current principal payments have been made.

Policy for recognizing interest income on non-accrual loans:

Subsequent payments on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status.

The Bank has entered into transactions, including the making of direct and indirect loans, with certain directors and their affiliates (related parties). Such transactions were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, January 1, 2013	$2,432
New loans including renewals	66
Payments including renewals	(941)

Balances, June 30, 2013	$1,557

The following tables present the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method for the three and six months ended June 30, 2013 and 2012:

	Three Months Ended June 30, 2013
	Commercial	Commercial Real Estate	Construction	Consumer	Residential	HELOC	Total
Balance at beginning of period	$577	$1,560	$48	$23	$808	$692	$3,708
Provision for loan losses	63	122	15	8	15	46	270
Charge-offs	(186)	(235)	—	(12)	(661)	(462)	(1,556)
Recoveries	—	6	—	—	6	—	12

Balance at end of period	$454	$1,453	$63	$19	$168	$277	$2,434

	Six Months Ended June 30, 2013
	Commercial	Commercial Real Estate	Construction	Consumer	Residential	HELOC	Total
Balance at beginning of period	$621	$1,386	$53	$21	$305	$646	$3,032
Provision for loan losses	19	412	10	11	690	158	1,300
Charge-offs	(186)	(357)	—	(14)	(835)	(530)	(1,922)
Recoveries	—	12	—	1	8	3	24

Balance at end of period	$454	$1,453	$63	$19	$168	$277	$2,434

Ending balance: individually evaluated for impairment	$—	$223	$—	$—	$—	$18	$241

Ending balance: collectively evaluated for impairment	$454	$1,230	$63	$19	$168	$259	$2,193

Total Loans:
Ending balance	$21,934	$101,200	$3,801	$1,335	$22,041	$46,888	$197,199

Ending balance: individually evaluated for impairment	$1,603	$2,250	$—	$—	$402	$505	$4,760

Ending balance: collectively evaluated for impairment	$20,331	$98,950	$3,801	$1,335	$21,639	$46,383	$192,439

	Three Months Ended June 30, 2012
	Commercial	Commercial Real Estate	Construction	Consumer	Residential	HELOC	Total
Balance at beginning of period	$694	$3,139	$34	$20	$367	$1,441	$5,695
Provision for loan losses	244	551	(6)	2	(43)	29	777
Charge-offs	(295)	(644)	—	(4)	(55)	(325)	(1,323)
Recoveries	9	4	—	—	6	—	19

Balance at end of period	$652	$3,050	$28	$18	$275	$1,145	$5,168

	Six Months Ended June 30, 2012
	Commercial	Commercial Real Estate	Construction	Consumer	Residential	HELOC	Total
Balance at beginning of period	$695	$4,171	$1,768	$18	$804	$1,398	$8,854
Provision for loan losses	243	732	—	4	(94)	72	957
Charge-offs	(295)	(1,857)	(1,740)	(4)	(456)	(325)	(4,677)
Recoveries	9	4	—	—	21	—	34

Balance at end of period	$652	$3,050	$28	$18	$275	$1,145	$5,168

Ending balance: individually evaluated for impairment	$—	$1,743	$—	$—	$25	$838	$2,606

Ending balance: collectively evaluated for impairment	$652	$1,307	$28	$18	$250	$307	$2,562

Total Loans:
Ending balance	$25,649	$94,535	$1,881	$1,326	$18,386	$56,502	$198,279

Ending balance: individually evaluated for impairment	$—	$6,232	$—	$—	$840	$2,661	$9,733

Ending balance: collectively evaluated for impairment	$25,649	$88,303	$1,881	$1,326	$17,546	$53,841	$188,546

The following table presents the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method as of December 31, 2012:

	December 31, 2012
	Commercial	Commercial Real Estate	Construction	Consumer	Residential	HELOC	Total
Balance at beginning of period	$695	$4,171	$1,768	$18	$804	$1,398	$8,854
Provision for loan losses	203	810	25	15	535	(121)	1,467
Charge-offs	(295)	(3,611)	(1,740)	(12)	(1,067)	(638)	(7,363)
Recoveries	18	16	—	—	33	7	74

Balance at end of period	$621	$1,386	$53	$21	$305	$646	$3,032

Ending balance: individually evaluated for impairment	$—	$154	$—	$—	$147	$368	$669

Ending balance: collectively evaluated for impairment	$621	$1,232	$53	$21	$158	$278	$2,363

Total Loans:
Ending balance	$24,388	$96,588	$3,615	$1,313	$20,875	$50,444	$197,223

Ending balance: individually evaluated for impairment	$—	$4,034	$—	$—	$2,970	$1,717	$8,721

Ending balance: collectively evaluated for impairment	$24,388	$92,554	$3,615	$1,313	$17,905	$48,727	$188,502

The following table summarizes the Company’s nonaccrual loans by class at June 30, 2013 and December 31, 2012.

	June 30, 2013	December 31, 2012
Real estate loans:
Commercial	$1,368	$3,143
Residential	—	2,565
Home equity	505	1,717

Total	$1,873	$7,425

The following table presents information regarding impaired loans as of June 30, 2013 and for the three and six months ended June 30, 2013:

	Recorded Balance	Unpaid Principal Balance	Specific Allowance
With no related allowance recorded:
Commercial	$1,603	$1,603	$—
Commercial real estate	1,776	2,120	—
Residential	402	402	—
HELOC	165	165	—

Subtotal	3,946	4,290	—

With an allowance recorded:
Commercial real estate	474	474	223
Residential	—	—	—
HELOC	340	340	18

Subtotal	814	814	241

Total Impaired Loans	$4,760	$5,104	$241

	Three Months Ended June 30,				Six Months Ended June 30,
	2013		2012		2013		2012
	Average Investment in Impaired Loans	Interest Income Recognized	Average Investment in Impaired Loans	Interest Income Recognized	Average Investment in Impaired Loans	Interest Income Recognized	Average Investment in Impaired Loans	Interest Income Recognized
With no related allowance recorded:
Commercial	$247	$3	$—	$—	$1,724	$23	$—	$—
Commercial real estate	1,789	8	1,899	21	1,843	17	1,466	37
Residential	403	5	1,189	3	403	9	1,836	5
HELOC	165	—	165	—	165	—	165	—

Subtotal	2,604	16	3,253	24	4,135	49	3,467	42

With an allowance recorded:
Commercial real estate	462	—	3,942	17	446	—	3,940	53
Residential	—	—	435	2	—	—	435	4
HELOC	342	—	2,505	3	344	—	2,505	—

Subtotal	804	—	6,882	22	790	—	6,880	57

Total Impaired Loans	$3,408	$16	$10,135	$46	$4,925	$49	$10,347	$99

The following table presents information regarding impaired loans as of December 31, 2012:

	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$890	$890	$—	$678	$24
Residential	1,008	1,008	—	951	28
HELOC	181	181	—	165	—

Subtotal	2,079	2,079	—	1,794	52

With an allowance recorded:
Commercial real estate	3,144	4,878	154	4,620	64
Residential	1,962	2,180	147	1,512	43
HELOC	1,536	1,536	368	2,024	15

Subtotal	6,642	8,594	669	8,155	122

Total Impaired Loans	$8,721	$10,673	$669	$9,949	$174

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed during the loan approval process and is updated as circumstances warrant. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Bank’s credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Loans so classified have a well- defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The following tables summarize the credit quality of the Company at June 30, 2013 and December 31, 2012:

	June 30, 2013
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Commercial	$20,031	$230	$1,673	$—	$—	$21,934
Real estate loans:
Construction	3,801	—	—	—	—	3,801
Commercial real estate	96,544	3,288	1,368	—	—	101,200
Residential	20,564	1,477	—	—	—	22,041
Home equity	46,353	30	505	—	—	46,888
Consumer	1,335	—	—	—	—	1,335

Total	$188,628	$5,025	$3,546	$—	$—	$197,199

	December 31, 2012
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Commercial	$23,882	$247	$259	$—	$—	$24,388
Real estate loans:
Construction	3,615	—	—	—	—	3,615
Commercial real estate	90,102	3,342	3,144	—	—	96,588
Residential mortgage	16,833	1,477	2,565	—	—	20,875
Home equity	48,469	258	1,717	—	—	50,444
Consumer	1,313	—	—	—	—	1,313

Total	$184,214	$5,324	$7,685	$—	$—	$197,223

The following tables summarize past due aging of the Company’s loan portfolio at June 30, 2013 and December 31, 2012:

	June 30, 2013
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
Commercial	$—	$—	$—	$—	$21,934	$21,934	$—
Real estate loans:
Construction	—	—	—	—	3,801	3,801	—
Commercial real estate	267	—	1,368	1,635	99,565	101,200	—
Residential	—	402	14	416	21,625	22,041	14
Home equity	245	56	564	865	46,023	46,888	59
Consumer	—	13	—	13	1,322	1,335	—

Total	$512	$471	$1,946	$2,929	$194,270	$197,199	$73

	December 31, 2012
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
Commercial	$140	$—	$—	$140	$24,248	$24,388	$—
Real estate loans:
Construction	—	—	—	—	3,615	3,615	—
Commercial real estate	373	—	3,144	3,517	93,071	96,588	—
Residential mortgage	461	58	2,583	3,102	17,773	20,875	18
Home equity	186	76	2,040	2,302	48,142	50,444	324
Consumer	—	—	—	—	1,313	1,313	—

Total	$1,160	$134	$7,767	$9,061	$188,162	$197,223	$342

The Company may grant a concession or modification for economic or legal reasons related to a borrower’s financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring (“TDR”). The Company may modify loans through interest rate reductions, short-term extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers’ operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. TDRs are considered impaired loans for purposes of calculating the Company’s allowance for loan losses.

The Company identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

For one-to-four family residential and home equity lines of credit, a restructure often occurs with past due loans and may be offered as an alternative to foreclosure. There are other situations where borrowers, who are not past due, experience a sudden job loss, become overextended with credit obligations, or other problems, have indicated that they will be unable to make the required monthly payment and request payment relief.

When considering a loan restructure, management will determine if: (i) the financial distress is short or long term; (ii) loan concessions are necessary; and (iii) the restructure is a viable solution.

When a loan is restructured, the new terms often require a reduced monthly debt service payment. No TDRs that were on non-accrual status at the time the concessions were granted have been returned to accrual status.

For commercial loans, management completes an analysis of the operating entity’s ability to repay the debt. If the operating entity is capable of servicing the new debt service requirements and the underlying collateral value is believed to be sufficient to repay the debt in the event of a default, the new loan is generally placed on accrual status.

For retail loans, an analysis of the individual’s ability to service the new required payments is performed. If the borrower complies with the terms of the newly restructured debt for at least six consecutive months and the underlying collateral value is believed to be sufficient to repay the debt in the event of a future default, the new loan is generally placed on accrual status. The reason for the TDR is also considered, such as paying past due real estate taxes or payments caused by a temporary job loss, when determining whether a retail TDR loan could be returned to accrual status. Retail TDRs remain on non-accrual status until sufficient payments have been made to bring the past due principal and interest current at which point the loan would be transferred to accrual status.

There were no loans restructured as TDRs during the three and six months ended June 30, 2013.

The following table sets forth the Company’s TDRs that had payment defaults during the six months ended June 30, 2013. A default occurs when a TDR is 90 days or more past due, transferred to non-accrual status, or transferred to other real estate owned within twelve months of restructuring.

	Count	Default Balance
Real estate loans:
Residential	2	742

Total	2	$742

NOTE 6 – DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

The Company measures fair value according to the Financial Accounting Standards Board Accounting Standards Codification (ASC) Fair Value Measurements and Disclosures (ASC 820-10). ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques, but not the valuation techniques themselves. The fair value hierarchy is designed to indicate the relative reliability of the fair value measure. The highest priority given to quoted prices in active markets and the lowest to unobservable data such as the Company’s internal information. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs into the fair value hierarchy (Level 1 being the highest priority and Level 3 being the lowest priority):

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-sale Securities

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 1 security includes preferred stock. Level 2 securities include certain collateralized mortgage and debt obligations, municipal securities, U.S. government agencies and SBA securities. Third party vendors compile prices from various sources and may apply techniques such as matrix pricing to determine the value of identical or similar investment securities (Level 2). Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather on the investment securities’ relationship to other benchmark quoted investment securities. The following tables are as of June 30, 2013 and December 31, 2012, respectively:

Available-for-sale securities:		At June 30, 2013
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
U.S. government agencies	$11,645	$—	$11,645	$—
State and political subdivisions	12,227	—	12,227	—
Mortgage-backed securities – GSE	57,530	—	57,530	—
Preferred stock	19	19	—	—
SBA guaranteed	6,403	—	6,403	—

Total available-for-sale securities	$87,824	$19	$87,805	$—

Available-for-sale securities:		At December 31, 2012
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
U.S. government agencies	$21,430	$—	$21,430	$—
State and political subdivisions	2,909	—	2,909	—
Mortgage-backed securities – GSE residential	22,975	—	22,975	—
Preferred stock	37	37	—	—
SBA guaranteed	237	—	237	—

Total available-for-sale securities	$47,588	$37	$47,551	$—

The following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying June 30, 2013 and December 31, 2012 balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

		At June 30, 2013
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
Impaired loans	$5,141	—	—	$5,141
Other real estate owned	6,418	—	—	6,418

		At December 31, 2012
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
Impaired loans	$5,972	—	—	$5,972
Other real estate owned	8,858	—	—	8,858

The following table presents quantitative information about unobservable inputs in recurring and nonrecurring Level 3 fair value measurements:

	As of June 30, 2013
	Fair Value	Valuation Technique	Unobservable Inputs	Range
Impaired loans	$5,141	Market comparable properties	Marketability discount	5% - 30%
Other real estate owned	$6,418	Fair value appraisals

	As of December 31, 2012
	Fair Value	Valuation Technique	Unobservable Inputs	Range
Impaired loans	$5,972	Market comparable properties	Marketability discount	5% -30.7%
Other real estate owned	$8,858	Fair value appraisals

Impaired Loans (Collateral Dependent)

Loans for which it is probable that the Bank will not collect all principal and interest due according to contractual terms are measured for impairment. Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral-dependent loans, based on current appraisals. If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value.

The Company considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect fair value. The Company’s practice is to obtain new or updated appraisals on the loans subject to initial impairment review and then to generally update on an annual basis thereafter. The Company discounts the appraisal amount as necessary for selling costs and past due real estate taxes. If a new or updated appraisal is not available at the time of a loan’s impairment review, the Company typically applies a discount to the value of an old appraisal to reflect the property’s current estimated value if there is believed to be deterioration in either (i) the physical or economic aspects of the subject property or (ii) any market conditions. These discounts are developed by the Company’s Chief Credit Officer. The results of the impairment review results in an increase in the allowance for loan loss or in a partial charge-off of the loan, if warranted. Impaired loans that are collateral dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method based on current appraisals.

Other Real Estate Owned

Other real estate owned (“OREO”) is carried at the lower of fair value at acquisition date or current estimated fair value, less estimated cost to sell when the real estate is acquired. Estimated fair value of OREO is based on appraisals or evaluations. OREO is classified within Level 3 of the fair value hierarchy. Appraisals of OREO are obtained when the real estate is acquired and subsequently as deemed by the Company’s Chief Credit Officer. Appraisals are reviewed for accuracy and consistency by the Chief Credit Officer. Appraisers are selected from the list of approved appraisers maintained by management.

The following table presents estimated fair values of the Company’s financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at June 30, 2013:

		At June 30, 2013
		Fair Value Measurements Using
	Carrying Amount	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$35,799	$35,799	$—	$—
Interest-bearing time deposits	1,941	1,941	—	—
Securities available for sale	87,824	19	87,805	—
Loans held for sale	3,777	—	3,777	—
Loans receivable, net	194,960	—	—	196,373
Federal Home Loan Bank stock	926	—	926	—
Interest receivable	1,061	—	1,061	—
Financial liabilities
Deposits	327,041	—	316,975	—
Federal Home Loan Bank advances	4,500	—	4,598	—
Subordinated debentures	3,609	—	—	1,246
Interest payable	145	—	145	—

The following table presents estimated fair values of the Company’s financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012:

		At December 31, 2012
		Fair Value Measurements Using
	Carrying Amount	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$71,021	$71,021	$—	—
Interest-bearing time deposits	1,941	1,941	—	—
Securities available for sale	47,588	37	47,551	—
Loans held for sale	7,230	—	7,230	—
Loans receivable, net	194,391	—	—	196,156
Federal Home Loan Bank stock	926	—	926	—
Interest receivable	926	—	926	—
Financial liabilities
Deposits	317,204	—	318,558	—
Federal Home Loan Bank advances	9,000	—	9,189	—
Subordinated debentures	3,609	—	—	1,230
Interest payable	145	—	145	—

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest-bearing time deposits, loans held for sale, Federal Home Loan Bank stock, interest receivable and payable, deposits due on demand, variable rate loans and other borrowings. Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans and time deposits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using a discounted cash flow analysis or underlying collateral values. The fair values of fixed rate Federal Home Loan Bank advances, other borrowings and subordinated debentures are based on current rates for similar financing. The fair value of off-balance-sheet items, which is based on the current fees or cost that would be charged to enter into or terminate such arrangements, is immaterial.

While the above estimates are based on management’s judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of these items on the respective dates, the fair values would have been achieved, because the market value may differ depending on the circumstances. The estimated fair values at year end should not necessarily be considered to apply at subsequent dates.

Other assets and liabilities that are not financial instruments, such as premises and equipment, are not included in the above disclosures. Also, nonfinancial instruments typically not recognized on the balance sheets may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposits, the trained workforce, customer goodwill, and similar items.

NOTE 7 – TARP CAPITAL PURCHASE PROGRAM

On May 15, 2009, the Company entered into a Letter Agreement and related Securities Purchase Agreement with the Treasury in accordance with the terms of the Treasury’s TARP Capital Purchase Program. Pursuant to the Letter Agreement and Securities Purchase Agreement, the Company issued 6,970 shares of Series A Preferred Stock, and a warrant for the purchase of 349 shares of Series B Preferred Stock (the “Warrant”) to the Department of Treasury for an aggregate purchase price of $6,970,000 in cash. As part of the transaction, the Department of Treasury exercised the Warrant and received 349 shares of Series B preferred stock.

On November 13, 2012, the Company entered into a securities purchase agreement with the Treasury pursuant to which, it agreed to repurchase the shares of Series A Preferred Stock and Series B Preferred Stock it previously issued pursuant to the TARP Capital Purchase Program for $3.3 million plus an amount equal to 45% of the accrued and unpaid interest and dividends on such shares of Series A Preferred Stock and Series B Preferred Stock. On December 21, 2012, immediately following the consummation of the Investment, the Company redeemed, the $6.9 million of Series A Preferred Stock and Series B Preferred Stock previously issued to the Treasury for an aggregate of $3.7 million, which included the discounted accrued and unpaid dividends on the Series A Preferred Stock and Series B Preferred Stock.

NOTE 8 – RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Update No. 2013-04 – Liabilities (Topic 405). On February 28, 2013, FASB issued ASU 2013-04. The amendments in this Update provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this Update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors.

The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. This Accounting Standards Update is the final version of Proposed Accounting Standards Update EITF12D – Liabilities (Topic 405) which has been deleted.

The amendments in this Update are effective for fiscal years beginning after December 31, 2013. Early adoption is permitted. The Company will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

Accounting Standards Update No. 2013-07 – Presentation of Financial Statements (Topic 205). On April 22, 2013, FASB issued ASU 2013-07. The objective of this Update is to clarify when an entity should apply the liquidation basis of accounting and to provide principles for the measurement of assets and liabilities under the liquidation basis of accounting, as well as any required disclosures. This Accounting Standards Update is the final version of Proposed Accounting Standards Update 2012-210 – Presentation of Financial Statements (Topic 205), which has been deleted.

The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. Entities should apply the requirements prospectively from the day that liquidation becomes imminent. Early adoption is permitted. The Company will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial position or result of operations.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended as a review of significant factors affecting the financial condition and results of operations of the Company for the periods indicated. The discussion should be read in conjunction with the Condensed Consolidated Financial Statements and Notes included in this Form 10-Q. In addition to historical information, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors discussed elsewhere in this report.

Safe Harbor Statement

This report (including information incorporated herein by reference) contains, and future oral and written statements of the Company and its management may contain, forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries include, but are not limited to, the following:

•

The strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations which may be less favorable than expected and may result in, among other things, an escalation in problem assets and foreclosures, a deterioration in the credit quality and value of the Company’s assets, especially real estate, which, in turn would likely reduce our customers’ borrowing power and the value of assets and collateral associated with our existing loans;

•	The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters;

•	The failure of assumptions underlying the establishment of our allowance for loan losses, that may prove to be materially incorrect or may not be borne out by subsequent events;

•	The success and timing of our business strategies and our ability to effectively carry out our business plan and capital restoration plan;

•	An inability to meet our liquidity needs;

•

The effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the Securities and Exchange Commission, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters;

•

The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate, market and monetary fluctuations;

•	The risks of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•

Our ability to comply with the requirements of the Order and the mandatory provisions of 12 U.S.C. § 1831o and 12 C.F.R. § 325 (subpart B), as well as the effect of further changes to our regulatory ratings or capital levels under the regulatory framework for prompt corrective action or the imposition of additional enforcement action by regulatory authorities upon the Bank or the Company as a result of our inability to comply with applicable laws, regulations, regulatory orders and agreements;

•	Our ability to effectively manage market risk, credit risk and operational risk;

•	The ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to increases in competitive pressures in the financial services sector;

•	The inability of the Company to obtain new customers and to retain existing customers;

•	The timely development and acceptance of products and services including services, products and services offered through alternative delivery channels such as the Internet;

•

Technological changes implemented by the Company and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers;

•	The ability of the Company to develop and maintain secure and reliable electronic systems;

•	The ability of the Company to retain key executives and employees and the difficulty that the Company may experience in replacing key executives and employees in an effective manner;

•	Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected;

•	The costs, effects and outcomes of existing or future litigation; and

•	The ability of the Company to manage the risks associated with the foregoing as well as anticipated.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including other factors that could materially affect the Company’s financial results, is included in the Company’s filings with the Securities and Exchange Commission, including in the Section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 29, 2013.

Overview

Community Financial Shares, Inc. (the “Company”) is the holding company for Community Bank- Wheaton/Glen Ellyn (the “Bank”). The Company is headquartered in Glen Ellyn, Illinois and operates four offices in its primary market area, which is comprised of Glen Ellyn, Illinois and Wheaton, Illinois. One location is in Glen Ellyn and three are located in Wheaton.

The Company’s principal business is conducted by the Bank and consists of offering a full range of community-based financial services, including commercial and retail banking services. The profitability of the Company’s operations depends primarily on its net interest income, provision for loan losses, other income, and other expenses. Net interest income is the difference between the income the Company receives on its loan and securities portfolios and its cost of funds, which consists of interest paid on deposits and borrowings. The provision for loan losses reflects the cost of credit risk in the Company’s loan portfolio. Other income consists of service charges on deposit accounts, gains on loan sales, securities gains (losses), and other income. Other expenses include salaries and employee benefits expenses, as well as occupancy and equipment expenses and other noninterest expenses.

Net interest income is dependent on the amounts and yields of interest-earning assets as compared to the amounts and rates of interest-bearing liabilities. Net interest income is sensitive to changes in market rates of interest and the Company’s asset/liability management procedures in coping with such changes. The provision for loan losses is dependent upon management’s assessment of the collectibility of the loan portfolio under current economic conditions.

Comparison of Financial Condition at June 30, 2013 and December 31, 2012

Total assets at June 30, 2013 were $356.6 million, which represented an increase of $1.4 million, or 0.4%, compared to $355.2 million at December 31, 2012. The increase in total assets was primarily due to an increase in investment securities. Investment securities increased $40.2 million, or 84.6%, to $87.8 million at June 30, 2013 from $47.6 million at December 31, 2012 primarily as a result of the net effect of a $34.6 million increase in mortgage-backed securities, a $9.3 million increase in municipal securities and a $9.8 million decrease in U.S. agency securities. The increase in investment securities was driven by the Company’s investment of excess liquidity generated from an increase in deposits and from the deployment of the proceeds from the Investment in December 2012 during the six months ended June 30, 2013. This increase was partially offset by decreases in cash and cash equivalents and foreclosed assets. Cash and cash equivalents decreased $35.2 million, or 49.6%, to $35.8 million at June 30, 2013 from $71.0 million at December 31, 2012. Foreclosed assets decreased $2.0 million, or 22.0%, to $7.0 million at June 30, 2013 from $9.0 million at December 31, 2012. Included in foreclosed assets at June 30, 2013 are 14 one-to-four family residences, three commercial real estate properties and two parcels of land.

Total liabilities at June 30, 2013 were $337.9 million, which represented an increase of $5.1 million, or 1.5%, compared to $332.8 million at December 31, 2012. Deposits increased $9.8 million, or 3.1%, to $327.0 million at June 30, 2013 from $317.2 million at December 31, 2012. This increase in deposits primarily consisted of increases in regular savings accounts of $6.1 million, or 9.4%, to $71.2 million at June 30, 2013 from $65.1 million at December 31, 2012 and money market accounts of $2.0 million, or 4.7%, to $45.4 million at June 30, 2013 from $43.4 million at December 31, 2012. The percentage of regular savings accounts to total deposits increased to 21.8% at June 30, 2013 from 20.5% at December 31, 2012 and the percentage of certificates of deposit to total deposits decreased to 28.8% at June 30, 2013 from 29.6% at December 31, 2012. Borrowed money, consisting solely of Federal Home Loan Bank advances, decreased $4.5 million, or 50.0%, to $4.5 million at June 30, 2013 from $9.0 million at December 31, 2012.

Stockholders’ equity decreased $3.6 million, or 16.2%, to $18.7 million at June 30, 2013 from $22.4 million at December 31, 2012. The decrease in stockholders’ equity was primarily due to the Company’s $2.8 million net loss for the six months ended June 30, 2013. In addition, the Company’s accumulated other comprehensive income decreased $1.3 million to a loss of $1.1 million for the six months ended June 30, 2013 due to changes in the fair value of the Company’s available-for-sale investment portfolio. Partially offsetting these decreases was a $486,000 increase in paid-in capital primarily due to proceeds from the Rights Offering, which was completed in March 2013.

Comparison of Operating Results for the Three Months Ended June 30, 2013 and 2012

General. The Company’s net loss for the three months ended June 30, 2013 totaled $480,000 compared to a net loss of $888,000 for the three months ended June 30, 2012. Due to the effect of preferred stock dividends, net loss available to common shareholders totaled $1.0 million for the three months ended June 30, 2012. This represents a basic and diluted loss per share of $0.08 for the three months ended June 30, 2013 compared to basic and diluted loss per share of $0.80 for the three months ended June 30, 2012. The improvement in net loss during the three months ended June 30, 2013 is primarily the result of the combined effect of a $507,000 decrease in provision for loan losses, a $171,000 increase in noninterest expense, a $158,000 increase in noninterest income and a $78,000 increase in net interest income.

Net interest income. The following table summarizes interest and dividend income and interest expense for the three months ended June 30, 2013 and 2012.

	Three Months Ended June 30,
	2013	2012	$ Change	% Change
	(Dollars in thousands)
Interest and dividend income:
Interest and fees on loans	$2,671	$2,758	$(87)	(3.15%)
Securities:
Taxable	278	243	35	14.40
Exempt from federal tax	73	94	(21)	(22.34)
Other interest income	36	42	(6)	(14.29)

Total interest and dividend income	3,058	3,137	(79)	(2.52)

Interest expense:
Deposits	367	451	(84)	(18.62)
Federal Home Loan Bank advances and other borrowings	26	97	(71)	(73.20)
Subordinated debentures	17	19	(2)	(10.53)

Total interest expense	410	567	(157)	(27.69)

Net interest income	$2,648	$2,570	$78	3.04

The following table summarizes average balances and annualized average yields or costs for the three months ended June 30, 2013 and 2012.

	Three Months Ended June 30,
	2013			2012
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Taxable securities	$69,540	$278	1.60%	$40,967	$243	2.38%
Tax-exempt securities	8,737	73	3.36	8,421	94	4.49
Loan receivables (1)	199,648	2,671	5.37	198,229	2,758	5.58
Interest-bearing deposits	42,356	35	0.34	52,827	39	0.30
FHLB stock	926	1	0.30	2,846	3	0.37

Total interest-earning assets	321,207	3,058	3.82	303,290	3,137	4.15
Interest-bearing liabilities:
NOW accounts	74,750	35	0.19	75,492	63	0.34
Regular savings	69,290	49	0.28	60,356	55	0.37
Money market accounts	45,357	39	0.35	44,697	68	0.61
Certificates of deposit	94,693	244	1.03	94,141	265	1.13
FHLB advances and other	4,500	26	2.29	14,300	97	2.73
Subordinated debentures	3,609	17	1.93	3,609	19	2.12

Total interest-bearing liabilities	$292,199	410	0.56	$292,595	567	0.78

Net interest income		$2,648			$2,570

Net interest spread			3.26%			3.37%

Net interest income to average interest-earning assets			3.31%			3.40%

(1)	The average balance of loans receivable includes non-performing loans, interest on which is recognized on a cash basis.

Interest Income. Interest income decreased $79,000 to $3.0 million for the three months ended June 30, 2013 from $3.1 million for the three months ended June 30, 2012. The average yield on interest-earning assets decreased 33 basis points to 3.82% for the three months ended June 30, 2013 from 4.15% for the comparable prior year period. In addition, interest-earning assets increased $17.9 million to $321.2 million for the three months ended June 30, 2013 from $303.3 million for the prior year period.

Interest and fees on loans decreased $87,000, or 3.2%, to $2.7 million for the three months ended June 30, 2013, compared to $2.8 million for the comparable prior year period. This decrease resulted from a decrease in the average loan yield of 21 basis points to 5.37% for the three months ended June 30, 2013 from 5.58% for the comparable prior year period. However, the average balance of loans increased $1.4 million to $199.6 million for the three months ended June 30, 2013 from $198.2 million for the comparable prior year period. Interest on taxable securities increased $35,000 for the three months ended June 30, 2013 compared to the comparable prior year period. This increase is primarily due to an increase in the average balance of taxable securities of $28.6 million to $69.5 million for the three months ended June 30, 2013 from $41.0 million for the comparable prior year period. Partially offsetting this was a decrease in the average yield on taxable securities of 78 basis points to 1.60% for the three months ended June 30, 2013 from 2.38% for the comparable prior year period.

Interest Expense. Interest expense decreased by $157,000, or 27.7%, to $410,000 for the three months ended June 30, 2013, from $567,000 for the three months ended June 30, 2012. This decrease resulted from a decrease in the average rate paid on interest bearing liabilities of 22 basis points to 0.56% for the three months ended June 30, 2013 from 0.78% for the comparable prior year period. This decrease is primarily due to a decrease in overall market rates. The average balance of interest bearing liabilities decreased $396,000 to $292.2 million for the three months ended June 30, 2013 from $292.6 million for the comparable prior year period. Interest expense resulting from Federal Home Loan Bank advances, subordinated debentures and other borrowings decreased $73,000 during the three months ended June 30, 2013. The average balance on these borrowings decreased $9.8 million to $8.1 million for the three months ended June 30, 2013 from $17.9 million for the comparable prior year period. In addition, there was a decrease in the average cost of these borrowings of 48 basis points to 2.13% for the three months ended June 30, 2013 from 2.61% for the comparable period in 2012.

Net Interest Income before Provision for Loan Losses. Net interest income before provision for loan losses increased $78,000, or 3.0%, to $2.6 million for the three months ended June 30, 2013 compared to $2.6 million for the comparable period in 2012. The Company’s net interest margin expressed as a percentage of average interest-earning assets decreased to 3.31% for the three months ended June 30, 2013 as compared to 3.40% for the three months ended June 30, 2012. The yield on average interest-earning assets decreased 33 basis points to 3.82% for the three months ended June 30, 2013 from 4.15% for the comparable period ended June 30, 2012. The average balance of interest earning assets increased $17.9 million to $321.2 million for the three months ended June 30, 2013 from $303.3 million for the three months ended June 30, 2012. The yield on taxable securities decreased 78 basis points to 1.60% for the three months ended June 30, 2013 from 2.38% for the comparable prior year period. The yield on average loans decreased to 5.37% for the three months ended June 30, 2013 from 5.58% for the three months ended June 30, 2012. In addition, there was a 22 basis point decrease in the cost of average interest-bearing liabilities to 0.56% for the three months ended June 30, 2013 as compared to 0.78% for the comparable 2012 period.

Provision for Loan Losses. The Bank’s provision for loan losses decreased to $270,000 for the three months ended June 30, 2013 from $777,000 for the comparable period in 2012. The $507,000 decrease in the provision was the result of management’s quarterly analysis of the allowance for loan losses. At June 30, 2013, December 31, 2012 and June 30, 2012, nonperforming loans totaled $1.9 million, $7.4 million and $7.4 million, respectively. At June 30, 2013, the ratio of the allowance for loan losses to nonperforming loans was 130.0% compared to 39.0% at December 31, 2012 and 64.0% at June 30, 2012. The ratio of the allowance to total loans was 1.23%, 1.54% and 2.60%, at June 30, 2013, December 31, 2012 and June 30, 2012, respectively. The decrease from June 30, 2012 to June 30, 2013 is primarily due to reserves established in prior periods on loans which were charged off in 2012.

Nonperforming loans decreased $5.6 million, or 74.8%, to $1.9 million at June 30, 2013 from $7.4 million at December 31, 2012. The largest component of nonperforming loans is commercial real estate loans, which decreased $1.8 million, or 56.5%, to $1.4 million, or 73.0% of total nonperforming loans, at June 30, 2013, from $3.1 million, or 42.3% of total nonperforming loans at December 31, 2012. Nonperforming home equity lines of credit decreased $1.2 million, or 70.6%, to $505,000 at June 30, 2013 from $1.7 million at December 31, 2012. Nonperforming residential mortgage loans decreased $2.6 million to zero at June 30, 2013 from December 31, 2012. Charge-offs, net of recoveries, totaled $1.2 million for the three months ended June 30, 2013 compared to $1.3 million for the three months ended June 30, 2012. Nonperforming loans are loans that are ninety days past due and placed on nonaccrual status. Management continues to take aggressive actions in identifying and disposing of problem credits.

The amounts of the provision and allowance for loan losses are influenced by a number of factors, including current economic conditions, actual loss experience, industry trends and other factors, including real estate values in the Company’s market area and management’s assessment of current collection risks within the loan portfolio. Should the local economic climate continue to deteriorate, borrowers may experience increased difficulties paying off loans and the level of non-performing loans, charge-offs, and delinquencies could continue to rise, which would require us to further increase the provision. The allowance for loan losses represents management’s estimate of probable incurred losses based on information available as of the date of the financial statements. The allowance for loan losses is based on management’s evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, and economic conditions. Management believes that, based on information available at June 30, 2013, the Bank’s allowance for loan losses was adequate to cover probable incurred losses inherent in its loan portfolio at that time. However, no assurances can be given that the Bank’s level of allowance for loan losses will be sufficient to cover loan losses incurred by the Bank or that future adjustments to the allowance will not be necessary if economic or other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance. In addition, the FDIC and IDFPR, as an integral part of their examination processes, periodically reviews the Bank’s allowance for loan losses and may require the Bank to make additional provisions for estimated loan losses based upon judgments different from those of management.

Noninterest Income

	Three Months Ended June 30,
	2013	2012	$ Change	% Change
	(Dollars in thousands)
Non-interest income:
Service charges on deposit accounts	$85	$94	$(9)	(9.57%)
Gain on sale of loans	289	184	105	57.07
Gain on sale of securities	48	141	(93)	(65.96)
Write-down on other real estate owned	(23)	(232)	209	90.09
Gain/(Loss) on sale of foreclosed assets	(18)	5	(23)	(460.00)
Other non-interest income	253	284	(31)	(10.91)

Total non-interest income	$634	$476	$158	33.19

Noninterest income totaled $634,000 and $476,000 for the three months ended June 30, 2013 and 2012, respectively. Gain on sale of loans increased $105,000 to $289,000 for the three months ended June 30, 2013 from $184,000 for the comparable prior year period. Write-downs on other real estate owned decreased $209,000 to $23,000 for the three months ended June 30, 2013 from $232,000 for the comparable prior year period. Gain on sale securities decreased $93,000 to $48,000 for the three months ended June 30, 2013 as compared to the prior year period.

Noninterest Expense

	Three Months Ended June 30,
	2013	2012	$ Change	% Change
	(Dollars in thousands)
Non-interest expenses:
Salaries and employee benefits	$1,520	$1,408	$112	7.96%
Net occupancy and equipment expense	328	318	10	3.15
Data processing expense	338	312	26	8.33
Advertising and promotions	36	79	(43)	(54.43)
Professional fees	397	270	127	47.04
FDIC insurance premiums	206	297	(91)	(30.64)
Other real estate owned expenses	158	165	(7)	(4.24)
Other operating expenses	408	371	37	9.97

Total non-interest expenses	$3,391	$3,220	$171	5.31

Noninterest expense increased by $171,000 to $3.4 million for the three months ended June 30, 2013 from $3.2 million for the comparable prior year period. Salaries and employee benefits expenses increased by $112,000, or 8.0%, to $1.5 million for the three months ended June 30, 2013 from $1.4 million for the prior year period. This increase is primarily due to planned personnel growth in the Bank’s expanding mortgage department. FDIC insurance premiums decreased by $91,000, or 30.6%, to $206,000 for the three months ended June 30, 2013 compared to $297,000 for the prior year period. Other real estate owned expenses decreased to $158,000 for the three months ended June 30, 2013 compared to $165,000 for the prior year period. Advertising expenses decreased $43,000 to $36,000 for the three months ended June 30, 2013 compared to the prior year period. Offsetting this decrease was an increase of $127,000 in professional fees which includes attorney’s fees. Management continues to emphasize the importance of expense management and control in order to continue to provide expanded banking services to a growing market base.

Income Tax Expense. The Company recorded income tax expense of $101,000 for the three months ended June 30, 2013, despite a $379,000 pre-tax loss during that period due to the establishment of a valuation allowance against the Company’s deferred tax assets. A valuation allowance totaling $243,000 was established on the Company’s deferred tax asset for the three months ended June 30, 2013. As of June 30, 2013 the Company’s deferred tax assets are fully reserved. Under generally accepted accounting principles, income tax benefits and the related tax assets are only allowed to be recognized if they will more likely than not be fully utilized. In each future accounting period, the Company’s management will consider both positive and negative evidence when considering the ability of the Company to utilize its net deferred tax asset. Any subsequent reduction in the valuation allowance would lower the amount of income tax expense recognized in the Company’s consolidated statements of operations in future periods. However, if operating losses continue into the future, there can be no guarantee that additional valuation allowances will be necessary. Income tax expense totaled $63,000 for the three months ended June 30, 2012.

Comparison of Operating Results for the Six Months Ended June 30, 2013 and 2012

General. The Company’s net loss for the six months ended June 30, 2013 totaled $2.8 million compared to a net loss of $1.2 million for the six months ended June 30, 2012. Due to the effect of preferred stock dividends, net loss available to common shareholders totaled $1.5 million for the six months ended June 30, 2012. This represents a basic and diluted loss per share of $0.48 for the six months ended June 30, 2013 compared to basic and diluted loss per share of $1.16 for the six months ended June 30, 2012. The increase in net loss during the six months ended June 30, 2013 is primarily the result of the combined effect of a $343,000 increase in provision for loan losses, a $434,000 increase in noninterest expense, a $562,000 decrease in noninterest income and a $52,000 decrease in net interest income.

Net interest income. The following table summarizes interest and dividend income and interest expense for the six months ended June 30, 2013 and 2012.

	Six Months Ended June 30,
	2013	2012	$ Change	% Change
	(Dollars in thousands)
Interest and dividend income:
Interest and fees on loans	$5,275	$5,570	$(295)	(5.30%)
Securities:
Taxable	513	469	44	9.38
Exempt from federal tax	115	201	(86)	(42.79)
Other interest income	79	79	—	—

Total interest and dividend income	5,982	6,319	(337)	(5.33)

Interest expense:
Deposits	769	917	(148)	(16.14)
Federal Home Loan Bank advances and other borrowings	64	197	(133)	(67.51)
Subordinated debentures	35	39	(4)	(10.26)

Total interest expense	868	1,153	(285)	(24.72)

Net interest income	$5,114	$5,166	$(52)	(1.01)

The following table summarizes average balances and annualized average yields or costs for the six months ended June 30, 2013 and 2012.

	Six Months Ended March 31,
	2013			2012
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Taxable securities	$61,172	$513	1.69%	$37,462	$469	2.51%
Tax-exempt securities	6,406	115	3.61	8,850	201	4.56
Loan receivables (1)	199,364	5,275	5.34	202,151	5,570	5.53
Interest-bearing deposits	50,325	77	0.31	47,881	75	0.31
FHLB stock	926	2	0.38	3,557	4	0.23

Total interest-earning assets	318,193	5,982	3.79	299,901	6,319	4.23
Interest-bearing liabilities:
NOW accounts	75,057	85	0.23	75,640	132	0.35
Regular savings	67,994	104	0.31	58,707	111	0.38
Money market accounts	44,724	90	0.40	43,564	141	0.65
Certificates of deposit	94,655	490	1.04	93,735	533	1.14
FHLB advances and other	5,171	64	2.50	14,300	197	2.77
Subordinated debentures	3,609	35	1.94	3,609	39	2.15

Total interest-bearing liabilities	$291,210	868	0.60	$289,555	1,153	0.80

Net interest income		$5,114			$5,166

Net interest spread			3.19%			3.43%

Net interest income to average interest-earning assets			3.24%			3.45%

(1)	The average balance of loans receivable includes non-performing loans, interest on which is recognized on a cash basis.

Interest Income. Interest income decreased $337,000 to $6.0 million for the six months ended June 30, 2013 from $6.3 million for the six months ended June 30, 2012. The average yield on interest-earning assets decreased 44 basis points to 3.79% for the six months ended June 30, 2013 from 4.23% for the comparable prior year period. In addition, interest-earning assets increased $18.3 million to $318.2 million for the six months ended June 30, 2013 from $299.9 million for the prior year period.

Interest and fees on loans decreased $295,000, or 5.3%, to $5.3 million for the six months ended June 30, 2013, compared to $5.6 million for the comparable prior year period. This decrease resulted from a decrease in the average balance of loans of $2.8 million to $199.4 million for the six months ended June 30, 2013 from $202.2 million for the comparable prior year period. In addition, the average loan yield decreased 19 basis points to 5.34% for the six months ended June 30, 2013 from 5.53% for the comparable prior year period. Interest on taxable securities increased $44,000 for the six months ended June 30, 2013 compared to the comparable prior year period. This increase is primarily due to an increase in the average balance of taxable securities of $23.7 million to $61.2 million for the six months ended June 30, 2013 from $37.5 million for the comparable prior year period. Partially offsetting this was a decrease in the average yield on taxable securities of 82 basis points to 1.69% for the six months ended June 30, 2013 from 2.51% for the comparable prior year period.

Interest Expense. Interest expense decreased by $285,000, or 24.7%, to $868,000 for the six months ended June 30, 2013, from $1.2 million for the six months ended June 30, 2012. This decrease resulted from a decrease in the average rate paid on interest bearing liabilities of 20 basis points to 0.60% for the six months ended June 30, 2013 from 0.80% for the comparable prior year period. This decrease is primarily due to a decrease in overall market rates. The average balance of interest bearing liabilities increased $1.6 million to $291.2 million for the six months ended June 30, 2013 from $289.6 million for the comparable prior year period. Interest expense resulting from Federal Home Loan Bank advances, subordinated debentures and other borrowings decreased $137,000 during the six months ended June 30, 2013. The average balance on these borrowings decreased $9.1 million to $8.8 million for the six months ended June 30, 2013 from $17.9 million for the comparable prior year period. In addition, there was a decrease in the average cost of these borrowings of 37 basis points to 2.27% for the six months ended June 30, 2013 from 2.64% for the comparable period in 2012.

Net Interest Income before Provision for Loan Losses. Net interest income before provision for loan losses decreased $52,000, or 1.0%, to $5.1 million for the six months ended June 30, 2013 compared to $5.2 million for the comparable period in 2012. The Company’s net interest margin expressed as a percentage of average interest-earning assets decreased to 3.24% for the six months ended June 30, 2013 as compared to 3.45% for the six months ended June 30, 2012. The yield on average interest-earning assets decreased 44 basis points to 3.79% for the six months ended June 30, 2013 from 4.23% for the comparable period ended June 30, 2012. The yield on taxable securities decreased 82 basis points to 1.69% for the six months ended June 30, 2013 from 2.51% for the comparable prior year period. The yield on average loans decreased to 5.34% for the six months ended June 30, 2013 from 5.53% for the six months ended June 30, 2012. In addition, there was a 20 basis point decrease in the cost of average interest-bearing liabilities to 0.60% for the six months ended June 30, 2013 as compared to 0.80% for the comparable 2012 period.

Provision for Loan Losses. The Bank’s provision for loan losses increased to $1.3 million for the six months ended June 30, 2013 from $957,000 for the comparable period in 2012. The $343,000 increase in the provision was the result of management’s quarterly analysis of the allowance for loan losses. At June 30, 2013, December 31, 2012 and June 30, 2012, nonperforming loans totaled $1.9 million, $7.4 million and $7.4 million, respectively. At June 30, 2013, the ratio of the allowance for loan losses to nonperforming loans was 130.0% compared to 39.0% at December 31, 2012 and 64.0% at June 30, 2012. The ratio of the allowance to total loans was 1.23%, 1.54% and 2.60%, at June 30, 2013, December 31, 2012 and June 30, 2012, respectively. The decrease from June 30, 2012 to June 30, 2013 is primarily due to reserves established in prior periods on loans which were charged off in 2012.

Nonperforming loans decreased $5.6 million, or 74.8%, to $1.9 million at June 30, 2013 from $7.4 million at December 31, 2012. The largest component of nonperforming loans is commercial real estate loans, which decreased $1.8 million, or 56.5%, to $1.4 million, or 73.0% of total nonperforming loans, at June 30, 2013, from $3.1 million, or 42.3% of total nonperforming loans at December 31, 2012. Nonperforming home equity lines of credit decreased $1.2 million, or 70.6%, to $505,000 at June 30, 2013 from $1.7 million at December 31, 2012.

Nonperforming residential mortgage loans increased $2.6 million to zero at June 30, 2013 from December 31, 2012. Charge-offs, net of recoveries, totaled $1.6 million for the six months ended June 30, 2013 compared to $4.6 million for the six months ended June 30, 2012. Nonperforming loans are loans that are ninety days past due and placed on nonaccrual status. Management continues to take aggressive actions in identifying and disposing of problem credits.

Noninterest Income

	Six Months Ended June 30,
	2013	2012	$ Change	% Change
	(Dollars in thousands)
Non-interest income:
Service charges on deposit accounts	$171	$191	$(20)	(10.47%)
Gain on sale of loans	771	380	391	102.89
Gain on sale of securities	55	141	(86)	(60.99)
Write-down on other real estate owned	(865)	(424)	(441)	(104.01)
Loss on sale of foreclosed assets	(338)	5	(343)	(6,860.00)
Other non-interest income	482	545	(63)	(11.56)

Total non-interest income	$276	$838	$(562)	(67.06)

Noninterest income totaled $276,000 and $838,000 for the six months ended June 30, 2013 and 2012, respectively. Gain on sale of loans increased $391,000 to $771,000 for the six months ended June 30, 2013 from $380,000 for the comparable prior year period. Loss on sale of foreclosed assets increased to $338,000 for the six months ended June 30, 2013 as compared to a gain of $5,000 for the prior year period. Gain on sale of securities decreased $86,000 to $55,000 for the six months ended June 30, 2013 from $141,000 for the six months ended June 30, 2012. In addition, write-downs on other real estate owned increased $441,000 to $865,000 for the six months ended June 30, 2013 from $424,000 for the comparable prior year period.

Noninterest Expense

	Six Months Ended June 30,
	2013	2012	$ Change	% Change
	(Dollars in thousands)
Non-interest expenses:
Salaries and employee benefits	$3,116	$2,813	$303	10.77%
Net occupancy and equipment expense	655	649	6	0.92
Data processing expense	669	612	57	9.31
Advertising and promotions	90	138	(48)	(34.78)
Professional fees	714	524	190	36.26
FDIC insurance premiums	412	593	(181)	(30.52)
Other real estate owned expenses	320	272	48	17.65
Other operating expenses	757	699	58	8.30

Total non-interest expenses	$6,733	$6.300	$433	6.87

Noninterest expense increased by $433,000 to $6.7 million for the six months ended June 30, 2013 from $6.3 million for the comparable prior year period. Salaries and employee benefits expenses increased by $303,000, or 10.8%, to $3.1 million for the six months ended June 30, 2013 from $2.8 million for the prior year period. This increase is primarily due to planned personnel growth in the Bank’s expanding mortgage department. FDIC insurance premiums decreased by $181,000, or 30.5%, to $412,000 for the six months ended June 30, 2013 compared to $593,000 for the prior year period. Other real estate owned expenses increased to $320,000 for the six months ended June 30, 2013 compared to $272,000 for the prior year period. Advertising expenses decreased $48,000 to $90,000 for the six months ended June 30, 2013 compared to the prior year period. Offsetting this decrease was an increase of $57,000 in data processing. Management continues to emphasize the importance of expense management and control in order to continue to provide expanded banking services to a growing market base.

Income Tax Expense. The Company recorded income tax expense of $146,000 for the six months ended June 30, 2013, despite a $2.6 million pre-tax loss during that period due to the establishment of a valuation allowance against the Company’s deferred tax assets. A valuation allowance totaling $1.2 million was established on the Company’s deferred tax asset for the six months ended June 30, 2013. As of June 30, 2013 the Company’s deferred tax assets are fully reserved. Under generally accepted accounting principles, income tax benefits and the related tax assets are only allowed to be recognized if they will more likely than not be fully utilized. In each future accounting period, the Company’s management will consider both positive and negative evidence when considering the ability of the Company to utilize its net deferred tax asset. Any subsequent reduction in the valuation allowance would lower the amount of income tax expense recognized in the Company’s consolidated statements of operations in future periods. However, if operating losses continue into the future, there can be no guarantee that additional valuation allowances will be necessary. Income tax expense totaled $27,000 for the six months ended June 30, 2012.

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company’s significant accounting policies are described in detail in the notes to the consolidated financial statements included in the Company’s Form 10-K for the year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 29, 2013. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company’s financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Credit Losses. The allowance for credit losses provides coverage for probable losses inherent in the Company’s loan portfolio. Management evaluates the adequacy of the allowance for credit losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management’s estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for credit losses relating to impaired loans is based on the loan’s observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan’s effective interest rate.

Regardless of the extent of the Company’s analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer’s financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company’s evaluation of imprecision risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Liquidity and Capital Resources

The Company’s primary sources of funds are deposits, FHLB advances, and proceeds from principal and interest payments on loans and securities. While maturities, and scheduled amortization of loans and securities, and calls of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company generally manages the pricing of its deposits to be competitive and to increase core deposit relationships.

Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management’s assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-earning deposits and securities, and (iv) the objectives of its asset/liability management program. Excess liquid assets are invested generally in interest-earning overnight deposits and short- and intermediate-term U.S. government and agency obligations.

The Company’s most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company’s operating, financing, lending, and investing activities during any given year. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available for sale, federal funds lines of credit from correspondent banks, and borrowings from the Federal Home Loan Bank of Chicago.

The Company is a separate legal entity from the Bank and must provide for its own liquidity. In addition to its operating expenses, the Company is responsible for paying any dividends declared to its shareholders. The Company’s primary source of funds is dividends received from the Bank. The amount of dividends that the Bank may declare and pay to the Company is generally restricted under applicable law to net profits in the current year plus those for the previous two years. At June 30, 2013, the Company had liquid assets of $218,000.

Contractual Obligations

The following table discloses contractual obligations of the Company as of June 30, 2013:

	Payments Due By Year
(Dollars in Thousands)	2013	2014	2015	2016	2017	2018 and after	Total
Federal Home Loan Bank advances	$—	$2,500	$2,000	$—	$—	$—	$4,500
Subordinated debentures	—	—	—	—		3,609	3,609
Data Processing (1), (2)	200	—	—	—	—	—	200

Total	$200	$2,500	$2,500	$—	$—	$3,609	$8,309

(1)	Estimated contract amount based on transaction volume. Actual expense was $737,000 and $751,000 in 2012 and 2011, respectively.
(2)	Contract expires September 30, 2013.

Off-balance-sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments, letters of credit and lines of credit. For information about our loan commitments and unused lines of credit, see Note 15 of the notes to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on March 29, 2013. We currently have no plans to engage in hedging activities in the future. For the year ended December 31, 2012 and for the six months ended June 30, 2013, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 3:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

For a discussion of the potential impact of interest rate changes upon the market value of the Company’s portfolio equity, see Item 7A in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. Management, as part of its regular practices, performs periodic reviews of the impact of interest rate changes upon net interest income and the market value of the Company’s portfolio equity. Based on, among other factors, such reviews, management believes that there have been no material changes in the market risk of the Company’s asset and liability position since December 31, 2012.

ITEM 4:	CONTROLS AND PROCEDURES

The Company’s management, including the Company’s principal executive officer and principal financial officer, have evaluated the effectiveness of the Company’s “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the “SEC”) (1) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. In addition, based on that evaluation, no change in the Company’s internal control over financial reporting occurred during the six months ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II

ITEM 1.	LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Company or its subsidiaries are a party other than ordinary routine litigation incidental to their respective businesses.

ITEM 1A.	RISK FACTORS

There are no material changes to the risk factors disclosed in the Company’s Form 10-K for the year ended December 31, 2012.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

None

ITEM 4.	MINE SAFETY DISCLOSURES

Not applicable

ITEM 5.	OTHER INFORMATION

None

ITEM 6.	EXHIBITS

4.1	Form of Common Stock Certificate of Community Financial Shares, Inc.

4.2	Form of Stock Certificate for Series C Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc.

4.3	Form of Stock Certificate for Series D Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc.

4.4	Form of Stock Certificate for Series E Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc.

31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)

31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)

32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.0*	The following materials from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Loss, (iv) the Consolidated Statements of Shareholders’ Equity, (v) the Consolidated Statements of Cash Flows; and (vi) the Notes to the Consolidated Financial Statements.

*	Furnished, not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY FINANCIAL SHARES, INC. (Registrant)

/s/ Scott W. Hamer
Scott W. Hamer Dated: August 13, 2013 President and Chief Executive Officer (Principal Executive Officer)

/s/ Eric J. Wedeen
Eric J. Wedeen Dated: August 13, 2013 Chief Financial Officer (Principal Financial Officer)